February 1, 2007

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	MRU Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
Form 10-KSB for the Fiscal Year Ended June 30, 2006
Form 10-QSB for the Quarter Ended September 30, 2006
(File No. 000-33487)

Dear Mr. Vaughn:

By letter dated January 31, 2007 (the “Comment Letter”) from Kevin W. Vaughn, Division of Corporation Finance, the Company was informed of the comments of the staff with respect to the Annual Reports for the fiscal years ended June 30, 2005 and June 30, 2006 and the Quarterly Report for the period ended September 30, 2006. Set forth below is a brief description of our responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and, where appropriate, our revisions to the Registration Statements.

Form 10-QSB for the Quarter Ended September 30, 2006

Interim Financial Statements

1.
We note your response to our previous comment 1. You proposed to revise your disclosures to report the balance of your loans held for sale at the lower of cost or market, however, you indicate you still intend to title the valuation reserve as “Allowance for loan losses.” For purposes of transparency, please revise the title of the valuation reserve to more clearly reflect the fact that you are using the lower of cost or fair market value model.

Company’s Response: As per the SEC’s proposal, the Company will revise its balance sheet presentation of our student loans receivable held for sale at the lower of cost or market. The Company will include a separate contra current asset listed under each student loan receivable held for sale for the Valuation Reserve for each student loans receivable asset. The revised section of the balance sheet for the quarter ended September 30, 2006 follows:

	2006	2005
Private student loans receivable, held for sale	71,385,849	7,962,903
Valuation Reserve	(2,510,086)	0

2.
The statement in your response to comment 2 that you do not utilize peer data appears to contradict your response to comment 1 in which you state that you utilize the Department of Education’s cohort default rates in determining whether the fair value of your loans held for sale has declined below costs. Please clarify what data you utilize in your analysis and clearly describe how this data is used in estimating the expected losses in computing the net present value of loans in your portfolio. The disclosure describing your use of peer or industry data should address:

•	The source of the data;
•	The nature of any adjustments or compartmentalizing of the industry data that you do to more accurately reflect your specific business model and loans in portfolio; and
•	The manner in which the data is used to estimate the expected losses in fair value on loans in your portfolio.

Company’s Response: The Company clarifies to the SEC the data we use in our calculation of the net present value of loans in our portfolio:

•
The Company collates data from a variety of public and private sources including the Department of Education, individual colleges, academic research studies, the Company’s internal research and survey efforts as well as data from credit bureaus and other loan providers.

•
The Company calculates the fair value of its loan portfolio utilizing a variety of data to determine expected repayment behavior, including defaults, prepayments and delinquencies. The Company’s broader methodology includes utilizing data on federal student loan default levels at individual universities, adjusting for particular characteristics of individual borrowers including the university attended, the program of study, any prior or current employment history, and specific academic progress in the current or prior programs of study, among other factors.

•
The data collated is used to individually determine the expected repayment behavior of each particular loan in the Company’s portfolio. This allows the Company to predict, in a more granular manner, the expected default rate that would manifest itself across a portfolio of loans assuming changes in borrower income, employment status and repayment behavior.

3.
In your response to comment 2, you state that AICPA Practice Bulletin 6 is not applicable to you since the loans are probable of being collected and the collections are estimable. Your statement that you do not utilize peer data and the fact that you have no historical collection data of your own for these loans seems inconsistent with your ability to assert that your loans are probable of being collectable and that collections are estimable. Please revise to more clearly disclose how you determined that the loans are probable of being collected and that the collections are estimable. If appropriate, specify the nature of the data that you used in making this assertion.

•
Company’s Response: The Company’s granular underwriting models enable the Company to filter for borrowers whom it believes will have a very high likelihood of repayment. As such, unless individual borrowers exhibit individual credit issues such as delinquencies or defaults, the Company believes that their loans have a very high probability of collections. The Company uses a valuation reserve for estimating defaults in the future on a portfolio basis but currently believes that its individual loans have a very high probability of repayment.

4.
Please refer to previous comment 3. We note that you place loans on nonaccrual status and charge off the loan when the loan reaches 180 days past due. Please revise to address the following regarding your nonaccrual policy:

•
Please revise to discuss how you mitigate the overall risk of accruing interest income that you will ultimately be unable to collect. Discuss the nature and extent of this risk as it relates to the specific nature of your portfolio, including the deferred payment structures and subsequent opportunities for deferment of payments based on certain criteria.

•	Discuss the steps you take to separately identify legitimate payment deferments and restructurings of payment terms from delinquencies due to actual default events.
•
Please revise to disclose whether you attempt to monitor and identify other evidence of delinquency events, such as bankruptcy, loss of employment, etc., that occur previous to the expiration of the 180 day period for the purposes of putting loans on nonaccrual status prior to 180 days past due. If so, disclose the extent of your ability in such identification and how you use that information in determining whether to continue to accrue interest on a loan even though it has not been past due for 180 days.

•
If you use industry or peer data in this regard to estimate and identify delinquency for determining nonaccrual status, in order to mitigate the lack of you own historical payment experience, please disclose that fact and explain how such data is used.

Company’s Response:

•
The Company monitors its portfolio on an ongoing basis as part of its portfolio management activities. Such monitoring includes verifying borrower payment behavior on a monthly basis, identifying the cause of any particular delinquencies which may take place over the course of the month, identifying and implementing appropriate follow-up procedures with regards to delinquencies including enhanced contact activity, in the form of letters and phone calls by our third party servicer and the potential engagement of a collection agency to collect amounts due from borrowers, and to monitor that our third party servicer and collections agencies are following the procedures that we have implemented for enhanced follow-up and contact with delinquent borrowers.

•
In addition, the Company directs its third party servicer on a monthly basis to verify changes in the contact information and enrollment status of its borrowers, to ensure that the servicer’s billing efforts are conducted in the most efficient manner possible, and to ensure that deferments that individual borrowers are eligible for are applied appropriately.

•
Upon a borrower entering a delinquency status, the Company’s servicer and collection agencies attempt to identify a number of characteristics about the borrower which may help in better collections of the amounts due including but not limited to verifying employment history and income, verifying other borrower credit accounts and their status, whether delinquent or current, contacting the borrower directly on a more rigorous contact schedule to verify certain contact and personal data, and requesting further information about the borrower from the credit bureaus in order to verify other credit behavior that the borrower may have engaged in. While we continue to investigate the nature of any delinquency, interest continues to accrue on delinquent loans until the loan has passed the 180 days delinquent threshold for nonaccrual of interest.

•
The Company utilizes a rigorous portfolio management model to identify potential delinquencies and utilizes the results from its own activities and experience to refine this model. Included in the inputs used to create and benchmark the model are typical consumer credit behavior as evidenced by publicly available data on the portfolio performance of both other student loan issuers and other consumer credit asset classes such as credit cards and retail installment loans, with adjustments made to account for our Company’s unique underwriting model and borrower characteristics.

5.
You state in the second bullet of your response to comment 2 that “The company…considers each loan collectible until a delinquency event occurs.” Please revise to clarify what you mean here and what policy this is related to. Please specify whether this represents your charge-off policy or a factor in computing your valuation reserve.

Company’s Response: The Company believes that each loan in its portfolio is collectible until such loan manifests characteristics which would make it more likely to default. The Company does expect that in the future a certain percentage of its borrowers may be delinquent or may default and as such, on a portfolio level basis, does account for a valuation reserve to account for the number of loans which it believes on a portfolio level may be impaired in the future.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

6.	Please revise to address the above comments as applicable.

Company’s Response: The Company will revise the amended Form 10-KSB for the Fiscal Year ended June 30, 2006 for these comments, where applicable.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

7.	Please revise to address the above comments as applicable.

Company’s Response: The Company will revise the amended Form 10-KSB for the Fiscal Year ended June 30, 2006 for these comments, where applicable.

We trust that the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter dated January 31, 2007.

As we have previously discussed, we continue to appreciate any accelerated attention the staff could give this review, as we would like to cooperate with the staff in closing the issues brought to our attention and will work with the staff to have our recently amended S-3 registration statements be declared effective.

We continue to be concerned that if we do not accelerate the timing of the review, we will have a problem filing our Quarterly Report for the period ended December 31, 2006 on time.

If the staff has any questions or comments, please contact our Managing Director-Finance and Controller, Randy L. Rasmussen, at (212) 836-4163 or me at (212) 836-4194.

Very truly yours,

/s/ Vishal Garg
Vishal Garg
Chief Financial Officer and Co-Founder of MRU Holdings, Inc.